Interim Report
for the quarter ended March 31, 2019

Also available at www.cnhindustrial.com

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of March 31, 2019)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND
AUDITOR

BOARD OF DIRECTORS
Chairperson
Suzanne Heywood
Chief Executive Officer
Hubertus Mühlhäuser
Directors(a)
Léo W. Houle(2)(3)(*)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)(b)
Silke C. Scheiber(1)(**)
Lorenzo Simonelli(1)(**)(b)
Jacqueline A. Tammenoms Bakker(2)(3)(**)(c)
Jacques Theurillat(1)(**)
INDEPENDENT AUDITOR Ernst & Young Accountants LLP
(1)    Member of the Audit Committee
(2)    Member of the Governance and Sustainability Committee
(3)    Member of the Compensation Committee

(*)	Independent Director and Senior Non-Executive Director

(**)	Independent Director
(a)     Ms. Mina Gerowin, Mr. Peter Kalantzis and Mr. Guido Tabellini members of the Board until April 12, 2019.
Mr. Alessandro Nasi and Mr. Lorenzo Simonelli members of the Board since April 12, 2019.
(b)     Member of the relevant Committee/s since April 12, 2019.
(c)     Member of the Compensation Committee since April 12, 2019.

Disclaimer
All statements other than statements of historical fact contained in this filing, including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Board of Directors and Auditor 2

INTERIM REPORT ON OPERATIONS
(Unaudited)
GENERAL
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated in, and under the laws of, the Netherlands and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed by the business combination transaction, completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its subsidiaries.
CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements.
Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:

▪
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde, Överum, and JF brands in Europe and the Miller brand, primarily in North America and Australia.

▪
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.

▪
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

▪
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

▪
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

Certain financial information in this report has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

▪	North America (formerly NAFTA): United States, Canada and Mexico;

▪	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

▪	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

▪
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

This Interim Report is unaudited.

Interim Report on Operations 3

Alternative performance measures (or “Non-GAAP financial measures”)
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the readers' ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.
Our non-GAAP financial measures are defined as follows:

▪
Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

▪	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.

▪
Adjusted EBITDA under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

▪
Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

▪
Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

▪
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under EU-IFRS: Net Debt is defined as total debt plus other financial liabilities, net of cash and cash equivalents, current securities and other financial assets. We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

▪
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt) under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt.

▪	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

▪
Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Interim Report on Operations 4

RESULTS OF OPERATIONS
Adoption of new accounting standards
Effective January 1, 2019, CNH Industrial has adopted IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. CNH Industrial has applied the new lease standard using the modified retrospective approach, without recasting prior periods. On January 1, 2019 (date of first time adoption), CNH Industrial recognizes approximately $480 million right-of-use assets and lease liabilities in its consolidated statement of financial position, without transition effect to equity. The impact of the adoption of IFRS 16 on the condensed consolidated income statement and the condensed consolidated statement of cash flows for the three months ended March 31, 2019 is immaterial. For additional information relating to the unaudited impact of adoption of the new standard, refer to paragraph “New standards and amendments effective from January 1, 2019” in the Notes to the Interim Condensed Consolidated Financial Statements at March 31, 2019, and to paragraphs “Impact of adoption of IFRS 16 on Adjusted EBIT and Adjusted EBITDA” and "Liquidity and Capital Resourses - Consolidated Debt" in the Interim Report on Operations.
Introduction
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following table providing the consolidated income statements and a breakdown of CNH Industrial results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.

Interim Report on Operations 5

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018
Consolidated Results of Operations(*)

	Three Months Ended March 31, 2019			Three Months Ended March 31, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	6,434	6,003	472	6,752	6,300	502
Cost of sales	5,165	4,900	306	5,537	5,261	326
Selling, general and administrative costs	533	492	41	570	528	42
Research and development costs	274	274	—	262	262	—
Result from investments	4	(4)	8	21	10	11
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	6	6	—	3	3	—
Other income/(expenses)	(24)	(22)	(2)	(39)	(37)	(2)
Financial income/(expenses)	(72)	(72)	—	(120)	(120)	—
PROFIT/(LOSS) BEFORE TAXES	364	233	131	242	99	143
Income tax (expense)	(93)	(59)	(34)	(58)	(18)	(40)
PROFIT/(LOSS) FOR THE PERIOD	271	174	97	184	81	103
Result from intersegment investments(**)	—	97	—	—	103	—
PROFIT/(LOSS) FOR THE PERIOD	271	271	97	184	184	103
Notes:
(*) Transactions between Industrial Activities and Financial Services have been eliminated to arrive to the consolidated data.
(**) Investments held by subsidiaries belonging to one segment in subsidiaries included in the other segment are accounted for under the equity method and are classified in this item.
Net revenues
We recorded net revenues of $6,434 million for the three months ended March 31, 2019, down 4.7% compared to the three months ended March 31, 2018 (up 3.7% on a constant currency basis). Net revenues of Industrial Activities were $6,003 million in the three months ended March 31, 2019, down 4.7% compared to the three months ended March 31, 2018 (up 3.9% on a constant currency basis), with currency translation impact more than offsetting strong price realization performance in Agriculture and Construction, and sales volume improvements in Commercial and Specialty Vehicles.
Cost of sales
Cost of sales were $5,165 million for the three months ended March 31, 2019 compared with $5,537 million for the three months ended March 31, 2018. As a percentage of net revenues of Industrial Activities, cost of sales was 81.6% in the three months ended March 31, 2019 (83.5% for the three months ended March 31, 2018).
Selling, general and administrative costs
Selling, general and administrative (“SG&A”) costs were $533 million during the three months ended March 31, 2019 (8.3% of net revenues), down $37 million compared to the three months ended March 31, 2018 (8.4% of net revenues).
Research and development costs
For the three months ended March 31, 2019, research and development (“R&D”) costs were $274 million ($262 million for the three months ended March 31, 2018) and included all R&D costs not recognized as assets amounting to $161 million ($140 million in the three months ended March 31, 2018), $2 million impairment losses (zero in the three months ended March 31, 2018) and the amortization of capitalized development costs of $111 million ($122 million in the three months ended March 31, 2018). During the period, CNH Industrial capitalized new development costs of $89 million ($96 million in the three months ended March 31, 2018). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.
Result from investments
Result from investments was a net gain of $4 million and $21 million for the three months ended March 31, 2019 and 2018, respectively.

Interim Report on Operations 6

Restructuring costs
Restructuring costs for the three months ended March 31, 2019 were $6 million compared to $3 million for the three months ended March 31, 2018.
Other income/(expenses)
Other expenses were $24 million for the three months ended March 31, 2019 compared to $39 million in the three months ended March 31, 2018.
Financial income/(expenses)
Net financial expenses were $72 million for the three months ended March 31, 2019 compared to $120 million for the three months ended March 31, 2018. The decrease was primarily attributable to refinancing and early retirement of certain high yield debt, as well as lower average indebtedness.
Income tax (expense)

	Three Months Ended March 31,
($ million)	2019	2018
Profit before taxes	364	242
Income tax (expense)	(93)	(58)
Effective tax rate	25.5%	24.0%
Income tax expense for the three months ended March 31, 2019 was $93 million compared to $58 million for the three months ended March 31, 2018. The effective tax rates for the three months ended March 31, 2019 and 2018 were 25.5% and 24.0%, respectively. Excluding the impacts of restructuring in both periods, the effective tax rates were 25% and 24% in the three months ended March 31, 2019 and 2018, respectively.
Profit/(loss) for the period
Net profit was $271 million in the three months ended March 31, 2019 compared to $184 million in the three months ended March 31, 2018.

Interim Report on Operations 7

Industrial Activities Performance
The following tables show net revenues, Adjusted EBIT and Adjusted EBITDA by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.
Net revenues by segment

	Three Months Ended March 31,
($ million)	2019	2018	% change	% change excl. FX
Agriculture	2,490	2,579	-3.5	4.7
Construction	640	682	-6.2	-2.3
Commercial and Specialty Vehicles	2,411	2,495	-3.4	7.2
Powertrain	1,033	1,186	-12.9	-3.0
Eliminations and Other	(571)	(642)	—	—
Total Net revenues of Industrial Activities	6,003	6,300	-4.7	3.9
Financial Services	472	502	-6.0	1.5
Eliminations and Other	(41)	(50)	—	—
Total Net revenues	6,434	6,752	-4.7	3.7

Adjusted EBIT by segment

	Three Months Ended March 31,
($ million)	2019	2018	Change	2019 Adjusted EBIT margin	2018 Adjusted EBITDA margin
Agriculture	180	167	13	7.2%	6.5%
Construction	9	(8)	17	1.4%	(1.2)%
Commercial and Specialty Vehicles	83	44	39	3.4%	1.8%
Powertrain	91	90	1	8.8%	7.6%
Unallocated items, eliminations and other	(52)	(71)	19	—	—
Total Adjusted EBIT of Industrial Activities	311	222	89	5.2%	3.5%
Financial Services	131	143	-12	27.8%	28.5%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBIT	442	365	77	6.9%	5.4%

Interim Report on Operations 8

Adjusted EBITDA by segment

	Three Months Ended March 31,
($ million)	2019	2018	Change	2019 Adjusted EBITDA margin	2018 Adjusted EBITDA margin
Agriculture	321	306	15	12.9%	11.9%
Construction	36	20	16	5.6%	2.9%
Commercial and Specialty Vehicles	263	238	25	10.9%	9.5%
Powertrain	136	135	1	13.2%	11.4%
Unallocated items, eliminations and other	(51)	(70)	19	—	—
Total Adjusted EBITDA of Industrial Activities	705	629	76	11.7%	10.0%
Financial Services	197	211	-14	41.7%	42.0%
Eliminations and Other	—	—	—	—	—
Total Adjusted EBITDA	902	840	62	14.0%	12.4%
Net revenues of Industrial Activities were $6,003 million during the three months ended March 31, 2019, down 4.7% compared to the first quarter of 2018 (up 3.9% on a constant currency basis), with currency translation impact more than offsetting strong price realization performance in Agriculture and Construction, and sales volume improvements in Commercial and Specialty Vehicles.
Adjusted EBIT of Industrial Activities was up 40.1% to $311 million during the three months ended March 31, 2019, compared to $222 million during the three months ended March 31, 2018, with an Adjusted EBIT margin of 5.2%, up 170 basis points (“bps”) compared to the three months ended March 31, 2018.
Adjusted EBITDA of Industrial Activities was $705 million during the three months ended March 31, 2019, up 12.1% compared to $629 million during the three months ended March 31, 2018, with an Adjusted EBITDA margin of 11.7%, up 170 bps compared to the three months ended March 31, 2018.

Interim Report on Operations 9

The following tables summarize the reconciliation of Adjusted EBIT and Adjusted EBITDA, non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended March 31, 2019 and 2018.

	Three Months Ended March 31, 2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						174	97	271
Add back
Financial expenses						72	—	72
Income tax expense						59	34	93
Adjustments:
Restructuring costs	2	(1)	5	—	—	6	—	6
Adjusted EBIT	180	9	83	91	(52)	311	131	442
Depreciation and amortization	141	27	101	45	1	315	1	316
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	79	—	—	79	65	144
Adjusted EBITDA	321	36	263	136	(51)	705	197	902

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

				Three Months Ended March 31, 2018
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total Industrial Activities	Financial Services	Total
Profit/(loss)(1)						81	103	184
Add back
Financial expenses						120	—	120
Income tax expense						18	40	58
Adjustments:
Restructuring costs	—	—	3	—	—	3	—	3
Adjusted EBIT	167	(8)	44	90	(71)	222	143	365
Depreciation and amortization	139	28	92	45	1	305	2	307
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	102	—	—	102	66	168
Adjusted EBITDA	306	20	238	135	(70)	629	211	840

(1)	For Industrial Activities, net income (loss) net of “Results from intersegment investments”.

Interim Report on Operations 10

Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:
Agriculture Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)	2019	2018	% Change
North America	859	771	11.4
Europe	932	953	-2.2
South America	344	356	-3.4
Rest of World	355	499	-28.9
Total	2,490	2,579	-3.5
Agriculture's net revenues decreased 3.5% in the first quarter of 2019 compared to the first quarter of 2018, but were up 4.7% on a constant currency basis. Improved sales volume from end-user replacement demand in the North America row crop sector, and from sustained demand in Brazil, coupled with strong price realization performance across all geographies, were partially offset by a general slowdown of activity in Turkey and by extremely dry weather affecting harvest conditions in Australia.
For the three months ended March 31, 2019, worldwide industry unit sales for tractors were down 8% compared to the three months ended March 31, 2018, while worldwide industry sales for combines were up 7%. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were down 3% and combines were up 28%. Industry volumes for under 140 hp tractors in North America were up 4%. European markets were up 12% and down 17% for tractors and combines, respectively. In South America, the tractor market increased 2% and the combine market increased 36%. Rest of World markets decreased 12% for tractors and increased 7% for combines.
Adjusted EBIT
Adjusted EBIT was $180 million in the three months ended March 31, 2019 ($167 million in the three months ended March 31, 2018), with Adjusted EBIT margin at 7.2% (6.5% in the three months ended March 31, 2018). Segment performance improved as a result of price realization achieved, more than offsetting higher product development expenses, raw material headwinds and the impacts in the period from the enactment of the U.S. tariffs with respect to China.
Construction
Net revenues
The following table shows Construction net revenues by geographic region for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:
Construction Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)	2019	2018	% change
North America	303	322	-5.9
Europe	134	138	-2.9
South America	70	76	-7.9
Rest of World	133	146	-8.9
Total	640	682	-6.2
Construction's net revenues decreased 6.2% in the first quarter of 2019 compared to the first quarter 2018, down 2.3% on a constant currency basis mainly due to selective inventory destocking actions in our North American dealer network.
During the three months ended March 31, 2019, Construction’s worldwide compact equipment and worldwide general equipment industry sales were up 5% and 3%, respectively, compared to the three months ended March 31, 2018. This was partially

Interim Report on Operations 11

offset by a decrease in worldwide road building and site equipment industry sales of 4% compared to the three months ended March 31, 2018.
Adjusted EBIT
Adjusted EBIT was $9 million for the three months ended March 31, 2019 (negative Adjusted EBIT of $8 million in the three months ended March 31, 2018), with an Adjusted EBIT margin of 1.4%. The increase in profit was the result of net price realization across the product portfolio and production efficiencies, more than offsetting raw material and tariff headwinds.
Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the three months ended March 31, 2019 compared to the three months ended March 31, 2018:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Three Months Ended March 31,
($ million)	2019	2018	% change
North America	15	4	n.m.
Europe	1,966	1,998	-1.6
South America	138	162	-14.8
Rest of World	292	331	-11.8
Total	2,411	2,495	-3.4
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues decreased 3.4% in the first quarter of 2019 compared to the first quarter of 2018 (up 7.2% on a constant currency basis). Higher industry volume and favorable product mix in light commercial vehicles and in buses in Europe were more than offset by the negative impact of foreign currency translation.
During the three months ended March 31, 2019, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 8% compared to the same period in 2018. In Europe, the Light Commercial Vehicles (“LCV”) market (GVW 3.5-7.49 tons) increased 11% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) increased 4%. In South America, new truck registrations (GVW ≥3.5 tons) increased 17% over the same period of 2018 with an increase of 52% in Brazil, partially offset by a decrease of 52% in Argentina. In Rest of World, new truck registrations decreased by 4%.
In the three months ended March 31, 2019, Trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.4%, down 1.2 percentage points ("p.p.") compared to the three months ended March 31, 2018. Trucks' market share in South America in the three months ended March 31, 2019 was 7.9%, down 2.9 p.p. compared to the three months ended March 31, 2018.
Commercial and Specialty Vehicles delivered approximately 33,007 vehicles (including buses and specialty vehicles) in the three months ended March 31, 2019, representing a 1% decrease from the same prior-year period. Volumes were 9% higher in LCV and 24% lower in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were flat in Europe, increased 9% in South America and decreased 11% in Rest of World.
In the three months ended March 31, 2019, Trucks’ ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.19. In the three months ended March 31, 2019, truck order intake in Europe decreased 7% compared to the three months ended March 31, 2018, with a 22% decrease in M&H and a 2% decrease in LCV.
Adjusted EBIT
Adjusted EBIT was $83 million for the three months ended March 31, 2019, up $39 million compared to the three months ended March 31, 2018. The increase was the result of positive volume in light trucks and buses, favorable product mix and a positive underlying price performance, partially offset by negative foreign exchange transaction and year-over-year hedge impacts, and increased product development expenses. Adjusted EBIT margin increased 160 bps to 3.4% compared to the three months ended March 31, 2018.

Interim Report on Operations 12

Powertrain
Net revenues
Powertrain's net revenues decreased 12.9% in the first quarter of 2019 compared to the first quarter of 2018, down 3.0% on a constant currency basis due to lower sales volume as a result of a strong 2018 year-end activity. Sales to external customers accounted for 47% of total net revenues (48% in the first quarter of 2018).
During the three months ended March 31, 2019, Powertrain sold approximately 146,700 engines, a decrease of 4% compared to the three months ended March 31, 2018. In terms of major customers, 27% of engine units were supplied to Commercial and Specialty Vehicles, 16% to Agriculture, 5% to Construction and the remaining 52% to external customers. Additionally, Powertrain delivered approximately 17,400 transmissions, a decrease of 11% compared to the three months ended March 31, 2018, and approximately 47,000 axles, a decrease of 6% compared to the three months ended March 31, 2018.
Adjusted EBIT
Adjusted EBIT was $91 million for the three months ended March 31, 2019 ($90 million in the three months ended March 31, 2018). Favorable product mix and manufacturing efficiencies were offset by increased sales development costs in support of the segment's marketing activity to further expand third party business, and higher product development expenses. Adjusted EBIT margin increased 120 bps to 8.8% in the three months ended March 31, 2019.
Financial Services Performance
Net revenues
Financial Services' net revenues totaled $472 million in the first quarter of 2019, a 6.0% decrease compared to the first quarter of 2018 (up 1.5% on a constant currency basis), primarily due to lower used equipment sales in North America, partially offset by higher average portfolio in South America and Rest of World.
Net income
Net income of Financial Services was $97 million for the three months ended March 31, 2019, a decrease of $6 million over the three months ended March 31, 2018, primarily attributable to reduced interest spreads, partially offset by improved cost of risk and operating lease performance, as well as higher average portfolios in South America and Rest of World.
In the three months ended March 31, 2019, retail loan originations, including unconsolidated joint ventures, were $2.2 billion, flat compared to the three months ended March 31, 2018. The managed portfolio, including unconsolidated joint ventures, was $26.1 billion as of March 31, 2019 (of which retail was 61% and wholesale was 39%), down $0.4 billion compared to March 31, 2018. Excluding the impact of currency translation, the managed portfolio increased $1.2 billion compared to the same period in 2018.

Interim Report on Operations 13

Impact of adoption of IFRS 16 on Adjusted EBIT and Adjusted EBITDA
The following tables show the unaudited impact of the adoption of IFRS 16 on Adjusted EBIT, Adjusted EBIT margin, Adjusted EBITDA and Adjusted EBITDA margin by segment:
Adjusted EBIT by segment

	Three Months Ended March 31, 2019
($ million)	As reported	Amounts without adoption of IFRS 16	Effect of change higher/(lower)	2019 Adjusted EBIT margin as reported	2019 Adjusted EBIT margin without adoption of IFRS 16	Effect of change higher/(lower) bps
Agriculture	180	179	1	7.2%	7.2%	—
Construction	9	9	—	1.4%	1.4%	—
Commercial and Specialty Vehicles	83	82	1	3.4%	3.4%	—
Powertrain	91	91	—	8.8%	8.8%	—
Unallocated items, eliminations and other	(52)	(52)	—	—	—	—
Total Adjusted EBIT of Industrial Activities	311	309	2	5.2%	5.1%	10
Financial Services	131	131	—	27.8%	27.8%	—
Eliminations and Other	—	—	—	—	—	—
Total Adjusted EBIT	442	440	2	6.9%	6.8%	10

Adjusted EBITDA by segment

	Three Months Ended March 31, 2019
($ million)	As reported	Amounts without adoption of IFRS 16	Effect of change higher/(lower)	2019 Adjusted EBITDA margin as reported	2019 Adjusted EBITDA margin without adoption of IFRS 16	Effect of change higher/(lower) bps
Agriculture	321	306	15	12.9%	12.3%	60
Construction	36	33	3	5.6%	5.2%	40
Commercial and Specialty Vehicles	263	245	18	10.9%	10.2%	70
Powertrain	136	134	2	13.2%	13.0%	20
Unallocated items, eliminations and other	(51)	(52)	1	—	—	—
Total Adjusted EBITDA of Industrial Activities	705	666	39	11.7%	11.1%	60
Financial Services	197	197	—	41.7%	41.7%	—
Eliminations and Other	—	—	—	—	—	—
Total Adjusted EBITDA	902	863	39	14.0%	13.4%	60

Interim Report on Operations 14

CONDENSED STATEMENT OF FINANCIAL POSITION BY ACTIVITY

	At March 31, 2019(1)			At December 31, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
ASSETS
Intangible assets:	5,431	5,286	145	5,497	5,354	143
Goodwill	2,466	2,337	129	2,464	2,336	128
Other intangible assets	2,965	2,949	16	3,033	3,018	15
Property, plant and equipment	6,116	6,113	3	5,963	5,961	2
Investments and other financial assets	595	3,270	216	592	3,169	213
Leased assets	1,783	28	1,755	1,774	34	1,740
Defined benefit plan assets	24	23	1	25	25	—
Deferred tax assets	797	792	163	853	810	170
Total Non-current assets	14,746	15,512	2,283	14,704	15,353	2,268
Inventories	7,799	7,542	257	6,719	6,503	216
Trade receivables	460	457	36	395	393	34
Receivables from financing activities	19,069	1,715	20,232	19,175	1,258	20,260
Current taxes receivables	336	367	15	356	375	56
Other current assets	1,445	1,243	245	1,390	1,203	264
Other financial assets	108	80	36	98	81	24
Cash and cash equivalents	4,459	3,275	1,184	5,803	4,553	1,250
Total Current assets	33,676	14,679	22,005	33,936	14,366	22,104
Assets held for sale	10	10	—	10	10	—
TOTAL ASSETS	48,432	30,201	24,288	48,650	29,729	24,372
EQUITY AND LIABILITIES
Total Equity	7,760	7,760	2,891	7,472	7,472	2,788
Provisions:	4,763	4,713	50	5,051	4,994	57
Employee benefits	1,583	1,557	26	1,763	1,731	32
Other provisions	3,180	3,156	24	3,288	3,263	25
Debt:	24,369	6,944	20,303	24,543	6,392	20,494
Asset-backed financing	10,821	—	10,821	11,269	2	11,269
Other debt	13,548	6,944	9,482	13,274	6,390	9,225
Other financial liabilities	128	103	33	108	89	26
Trade payables	5,955	5,874	131	5,886	5,768	173
Current taxes payables	79	68	57	89	111	53
Deferred tax liabilities	230	126	262	251	129	249
Other current liabilities	5,148	4,613	561	5,250	4,774	532
Liabilities held for sale	—	—	—	—	—	—
Total Liabilities	40,672	22,441	21,397	41,178	22,257	21,584
TOTAL EQUITY AND LIABILITIES	48,432	30,201	24,288	48,650	29,729	24,372

(1)
On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recognized approximately $480 million right-of-use assets and leases liabilities (included in Property, plant and equipment and Other debt, respectively) in its consolidated statement of financial position without transition effect to equity.

Interim Report on Operations 15

LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available to us cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.
Cash Flow Analysis
The following table presents the cash flows from operating, investing and financing activities by activity for the three months ended March 31, 2019 and 2018:

			Three months ended March 31,
			2019			2018
($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		5,803	4,553	1,250	6,200	4,901	1,299
B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
	Profit/(loss) for the period		271	271	97	184	184	103
	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		316	315	1	307	305	2
	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		15	(79)	(3)	3	(109)	9
	Dividends received		—	7	—	29	81	—
	Change in provisions		(242)	(236)	(6)	(261)	(254)	(7)
	Change in deferred income taxes		34	14	20	(29)	(12)	(17)
	Change in items due to buy-back commitments	(a)	(26)	(59)	33	33	18	15
	Change in operating lease items	(b)	(49)	5	(54)	51	(1)	52
	Change in working capital		(972)	(995)	23	(821)	(821)	—
	TOTAL		(653)	(757)	111	(504)	(609)	157
C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
	Investments in:
	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(168)	(166)	(2)	(159)	(157)	(2)
	Consolidated subsidiaries and other equity investments		—	(20)	—	—	—	—
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		—	—	—	6	6	—
	Net change in receivables from financing activities		—	(1)	1	333	(10)	343
	Other changes		62	(361)	423	(31)	111	(142)
	TOTAL		(106)	(548)	422	149	(50)	199
D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
	Net change in debt and other financial assets/liabilities		(539)	72	(611)	(1,430)	(1,099)	(331)
	Capital increase		—	—	20	—	—	—
	Dividends paid		(1)	(1)	(7)	(1)	(1)	(52)
	Purchase of treasury shares		—	—	—	(90)	(90)	—
	TOTAL		(540)	71	(598)	(1,521)	(1,190)	(383)
	Translation exchange differences		(45)	(44)	(1)	64	68	(4)
E)	TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,344)	(1,278)	(66)	(1,812)	(1,781)	(31)
F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,459	3,275	1,184	4,388	3,120	1,268

Interim Report on Operations 16

(a)
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
During the three months ended March 31, 2019, consolidated cash and cash equivalents decreased by $1,344 million primarily as a result of the seasonal cash used in working capital of $972 million and the repayment of the remaining outstanding CNH Industrial Finance Europe S.A. 2.75% notes for $621 million (€547 million), the repayment of Financial Services secured debt for $416 million, partially offset by the issuance of €600 million ($679 billion) in principal amount of 1.75% CNH Industrial Finance Europe S.A. notes due 2027. Cash and cash equivalents of Industrial Activities decreased by $1,278 million, while Cash and cash equivalents of Financial Services decreased by $66 million.
Cash flows of Industrial Activities
Net cash used by operating activities was $757 million in the three months ended March 31, 2019, compared with $609 million used in the three months ended March 31, 2018. The increase in cash usage was primarily due to increased working capital absorption.
Net cash used by investing activities was $548 million in three months ended March 31, 2019 compared to $50 million used in the three months ended March 31, 2018. The increase in cash usage was primarily due to an increase in net cash payments related to intersegment receivables and payables included in “Other changes”.
Net cash provided by financing activities was $71 million in the three months ended March 31, 2019 compared to $1,190 million used in the three months ended March 31, 2018, which was impacted by the repayment of the outstanding CNH Industrial Finance Europe S.A. 6.25% notes.
Cash flows of Financial Services
Net cash provided by operating activities was $111 million in the three months ended March 31, 2019 compared to $157 million provided in the three months ended March 31, 2018.
Net cash provided in investing activities was $422 million in the three months ended March 31, 2019 compared to $199 million provided in the three months ended March 31, 2018, primarily reflecting an increase in net cash received related to intersegment payables and receivables.
Net cash used in financing activities was $598 million in the three months ended March 31, 2019 compared to $383 million used in the three months ended March 31, 2018. The increase in cash used was primarily due to higher net repayments of debt.
Consolidated Debt
As of March 31, 2019 and December 31, 2018, our consolidated Debt was as detailed in the table below:

	At March 31, 2019			At December 31, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	24,369	6,944	20,303	24,543	6,392	20,494
We believe that Net Debt, defined as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets (all as recorded in the consolidated statement of financial position) is a useful analytical tool for measuring our effective borrowing requirements. This non-GAAP financial measure should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
We provide a separate analysis of Net Debt for Industrial Activities and Financial Services, to reflect the different cash flow management practices in the two businesses. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.

Interim Report on Operations 17

The calculation of Net Debt as of March 31, 2019 and December 31, 2018 and the reconciliation of Net Debt to Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, are shown below:

	At March 31, 2019			At December 31, 2018
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	24,369	5,733	18,636	24,543	5,256	19,287
Intersegment notes payable	—	1,211	1,667	—	1,136	1,207
Total Debt(1)	24,369	6,944	20,303	24,543	6,392	20,494
Less:
Cash and cash equivalents	4,459	3,275	1,184	5,803	4,553	1,250
Intersegment financial receivables	—	1,667	1,211	—	1,207	1,136
Other financial assets(2)	108	80	36	98	81	24
Other financial liabilities(2)	(128)	(103)	(33)	(108)	(89)	(26)
Net Debt (Cash)(3)	19,930	2,025	17,905	18,750	640	18,110

(1)
As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,211 million and $1,136 million at March 31, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,667 million and $1,207 million at March 31, 2019 and December 31, 2018, respectively.

(2)	Other financial assets and other financial liabilities include, respectively, the positive and negative fair values of derivative financial instruments.

(3)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $456 million and $71 million as of March 31, 2019 and December 31, 2018, respectively.
The increase in Net Debt at March 31, 2019 compared to December 31, 2018 mainly reflects the seasonal cash absorption related to operating activities, primarily for Industrial Activities, and the impact of adoption of IFRS 16 on January 1, 2019.
The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2019 and 2018:

	Three months ended March 31,
($ million)	2019	2018
Net industrial (debt)/cash at beginning of period as reported	(640)	(1,023)
Impact of IFRS 16 adoption	(476)	—
Net industrial (debt)/cash at beginning of period	(1,116)	(1,023)
Adjusted EBITDA of Industrial Activities	705	629
Cash interest and taxes	(142)	(162)
Changes in provisions and similar(1)	(325)	(255)
Change in working capital	(995)	(821)
Operating cash flow	(757)	(609)
Investments in property, plant and equipment, and intangible assets(2)	(166)	(157)
Other changes	(71)	4
Net industrial cash flow	(994)	(762)
Capital increases and dividends(3)	(1)	(91)
Currency translation differences and other	86	(99)
Change in Net industrial debt	(909)	(952)
Net industrial (debt)/cash at end of period	(2,025)	(1,975)

(1)	Including other cash flows items related to operating lease and buy-back activities.

(2)	Excluding assets sold under buy-back commitments and assets under operating leases.

(3)	Including share buy-back transactions.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.5 billion at March 31, 2019 ($3.1 billion at December 31, 2018). Total committed secured facilities expiring after twelve months amounted to approximately $4.0 billion at March 31, 2019 ($3.9 billion at December 31, 2018) of which $1.2 billion was available at March 31, 2019 ($0.9 billion at December 31, 2018).

Interim Report on Operations 18

2019 U.S. GAAP OUTLOOK(1)
CNH Industrial manages its operations, assesses its performance and makes decisions about resource allocation based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.
The general sentiment in the agricultural end-markets remains muted in the short-term, primarily as a result of uncertainties related to unresolved trade tensions, the spillover implications of recent negative weather events (Australia and Northern Europe), and geopolitical and macroeconomic uncertainties. Positive indications exist in the North American non-residential construction industry, as well as in the healthy end-user demand in Europe for light-duty trucks, and the acceleration of the LNG heavy-duty trucks penetration. In this complex and composite scenario, the Company confirms it is on track with its profitable growth trajectory and is therefore reaffirming its 2019 guidance as follows:
▪Net sales of Industrial Activities at approximately $28 billion, modestly up year-over-year;
▪Adjusted diluted EPS(2) up year-over-year between 5% and 10% at a range of $0.84 to $0.88 per share;
▪Net industrial debt at the end of 2019 between $0.4 billion and $0.2 billion.

(1)
2019 guidance does not include any impacts under U.S. GAAP deriving from the gain resulting from the modification of a healthcare plan in the U.S. anticipated on April 16, 2018, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019.

(2)
Outlook is not provided on diluted EPS under U.S. GAAP, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

Interim Report on Operations 19

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At March 31, 2019

Interim Condensed Consolidated Financial Statements at March 31, 2019 20

CONDENSED CONSOLIDATED INCOME
STATEMENT
(Unaudited)

		Three months ended March 31,
($ million)	Note	2019	2018
Net revenues	(1)	6,434	6,752
Cost of sales	(2)	5,165	5,537
Selling, general and administrative costs	(3)	533	570
Research and development costs	(4)	274	262
Result from investments:	(5)	4	21
Share of the profit/(loss) of investees accounted for using the equity method		4	21
Other income/(expenses) from investments		—	—
Gains/(losses) on the disposal of investments	(6)	—	—
Restructuring costs	(7)	6	3
Other income/(expenses)	(8)	(24)	(39)
Financial income/(expenses)	(9)	(72)	(120)
PROFIT/(LOSS) BEFORE TAXES		364	242
Income tax (expense)	(10)	(93)	(58)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		271	184
PROFIT/(LOSS) FOR THE PERIOD		271	184

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		264	178
Non-controlling interests		7	6

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.19	0.13
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(11)	0.19	0.13

Interim Condensed Consolidated Financial Statements at March 31, 2019 21

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended March 31,
($ million)	Note	2019	2018
PROFIT/(LOSS) FOR THE PERIOD (A)		271	184

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(21)	—	—
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(21)	—	(1)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		—	(1)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(21)	(43)	14
Exchange gains/(losses) on translating foreign operations	(21)	32	(125)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	(3)	17
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(21)	7	(3)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(7)	(97)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(7)	(98)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		264	86

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		255	79
Non-controlling interests		9	7

Interim Condensed Consolidated Financial Statements at March 31, 2019 22

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

($ million)	Note	At March 31, 2019	At December 31, 2018
ASSETS
Intangible assets	(12)	5,431	5,497
Property, plant and equipment	(13)	6,116	5,963
Investments and other financial assets:	(14)	595	592
Investments accounted for using the equity method		556	555
Other investments and financial assets		39	37
Leased assets	(15)	1,783	1,774
Defined benefit plan assets		24	25
Deferred tax assets		797	853
Total Non-current assets		14,746	14,704
Inventories	(16)	7,799	6,719
Trade receivables	(17)	460	395
Receivables from financing activities	(17)	19,069	19,175
Current tax receivables	(17)	336	356
Other current assets	(17)	1,445	1,390
Other financial assets	(18)	108	98
Cash and cash equivalents	(19)	4,459	5,803
Total Current assets		33,676	33,936
Assets held for sale	(20)	10	10
TOTAL ASSETS		48,432	48,650

Interim Condensed Consolidated Financial Statements at March 31, 2019 23

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(CONTINUED)

($ million)	Note	At March 31, 2019	At December 31, 2018
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,725	7,443
Non-controlling interests		35	29
Total Equity	(21)	7,760	7,472
Provisions:		4,763	5,051
Employee benefits	(22)	1,583	1,763
Other provisions	(22)	3,180	3,288
Debt:	(23)	24,369	24,543
Asset-backed financing	(23)	10,821	11,269
Other debt	(23)	13,548	13,274
Other financial liabilities	(18)	128	108
Trade payables	(24)	5,955	5,886
Current tax payables		79	89
Deferred tax liabilities		230	251
Other current liabilities	(25)	5,148	5,250
Liabilities held for sale		—	—
Total Liabilities		40,672	41,178
TOTAL EQUITY AND LIABILITIES		48,432	48,650

Interim Condensed Consolidated Financial Statements at March 31, 2019 24

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

($ million)	Note	Three months ended March 31, 2019	Three months ended March 31, 2018
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(19)	5,803	6,200
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		271	184
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		316	307
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		—	—
Other non-cash items		15	3
Dividends received		—	29
Change in provisions		(242)	(261)
Change in deferred income taxes		34	(29)
Change in items due to buy-back commitments	(a)	(26)	33
Change in operating lease items	(b)	(49)	51
Change in working capital		(972)	(821)
TOTAL		(653)	(504)
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(168)	(159)
Consolidated subsidiaries and other equity investments		—	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		—	6
Net change in receivables from financing activities		—	333
Other changes		62	(31)
TOTAL		(106)	149
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		679	—
Repayment of bonds		(621)	(1,048)
Issuance of other medium-term borrowings (net of repayment)		167	289
Net change in other financial payables and other financial assets/liabilities		(764)	(671)
Capital increase		—	—
Dividends paid		(1)	(1)
Purchase of treasury shares		—	(90)
TOTAL		(540)	(1,521)
Translation exchange differences		(45)	64
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,344)	(1,812)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(19)	4,459	4,388

(a)
Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

Interim Condensed Consolidated Financial Statements at March 31, 2019 25

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2017	25	(10)	3,253	5,059	7	(1,012)	(525)	(126)	13	6,684
Impact of IFRS 9 adoption(*)	—	—	—	(12)	—	—	—	—	—	(12)
AT JANUARY 1, 2018	25	(10)	3,253	5,047	7	(1,012)	(525)	(126)	13	6,672

Changes in equity for the three months ended March 31, 2018
Dividends distributed	—	—	—	—	—	—	—	—	(1)	(1)
Acquisition of treasury stock	—	(90)	—	—	—	—	—	—	—	(90)
Common shares issued from treasury stock and capital increase for share-based compensation	—	10	(8)	—	—	—	—	—	—	2
Share-based compensation expense	—	—	4	—	—	—	—	—	—	4
Total comprehensive income/(loss) for the period	—	—	—	178	11	(126)	(1)	17	7	86
Other changes	—	—	(8)	—	—	—	—	—	(1)	(9)
AT MARCH 31, 2018	25	(90)	3,241	5,225	18	(1,138)	(526)	(109)	18	6,664

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2018	25	(128)	3,247	6,272	(17)	(1,414)	(375)	(167)	29	7,472

Changes in equity for the three months ended March 31, 2019
Dividends distributed	—	—	—		—	—	—	—	(1)	(1)
Common shares issued from treasury stock and capital increase for share-based compensation	—	6	(6)	—	—	—	—	—	—	—
Share-based compensation expense	—	—	9	—	—	—	—	—	—	9
Total comprehensive income/(loss) for the period	—	—	—	264	(36)	30		(3)	9	264
Other changes	—	—	(1)	19	—	—	—	—	(2)	16
AT MARCH 31, 2019	25	(122)	3,249	6,555	(53)	(1,384)	(375)	(170)	35	7,760

(*)
See section “Significant accounting policies”, paragraph “New standards and amendments effective from January 1, 2018”, in the CNH Industrial Consolidated Financial Statements at December 31, 2018 for a description of the impacts of IFRS 9 adoption on January 1, 2018.

Interim Condensed Consolidated Financial Statements at March 31, 2019 26

NOTES
(Unaudited)
CORPORATE INFORMATION
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated in, and under the laws of, the Netherlands, and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. The Company was formed on September 29, 2013 as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial is a global leader in the capital goods sector that. through its various businesses, designs, produces and sells agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
These interim condensed consolidated financial statements at March 31, 2019 together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on May 9, 2019 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2018, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2018”). The accounting standards and policies are consistent with those used at December 31, 2018, except as described in the following paragraph “New standards and amendments effective from January 1, 2019”.
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2018 for a description of the significant estimates, judgments and assumptions of CNH Industrial, as well as those discussed in the following paragraph “New standards and amendments effective from January 1, 2019”.
Furthermore, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Interim Condensed Consolidated Financial Statements at March 31, 2019 27

Certain financial information in this report has been presented by geographic area. Starting from the first quarter of 2019, the composition of CNH Industrial's regions has been revised as follows: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:

▪	North America (formerly NAFTA): United States, Canada and Mexico;

▪	Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans, formerly included in EMEA;

▪	South America (formerly LATAM): Central and South America, and the Caribbean Islands; and

▪
Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), formerly included in APAC, and African continent and Middle East, formerly included in EMEA.

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. The Interim Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management, Risks and Control System” section and Note 32 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2018, as well as those discussed in Note 17 “Current receivables and Other current assets”.
These Interim Condensed Consolidated Financial Statements are prepared with the U.S. dollar as presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro.
Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Companies carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.
The statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2019

▪	IFRS 16 - Leases
On January 13, 2016, the IASB issued IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees are required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and to recognize depreciation of leased assets separately from interest on lease liabilities in the income statement. Lessor accounting under IFRS 16 is largely unchanged from the previous accounting standard.
CNH Industrial has adopted the new standard effective January 1, 2019, using the modified retrospective approach, without recasting prior periods. CNH Industrial has applied certain practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases and leases of low-value assets. In such cases, the lease payments associated with leases are recognized as expense, in the income statement. In addition, CNH Industrial has elected not to separate lease and non-lease components.

Interim Condensed Consolidated Financial Statements at March 31, 2019 28

At January 1, 2019, CNH Industrial recognized approximately $480 million of right-of-use assets and lease liabilities in its consolidated statement of financial position, without transition effect to equity, as detailed in the following table:

($ million)	At December 31, 2018 in accordance with IAS 17	Impact of IFRS 16 adoption	At January 1, 2019 in accordance with IFRS 16

ASSETS
Property, plant and equipment	5,963	480	6,443
Other current assets	1,390	(2)	1,388

EQUITY AND LIABILITIES
Debt:
Other debt	13,274	478	13,752
The following reconciliation to the opening balance for the lease liabilities as of January 1, 2019 is based upon the operating lease obligations as of December 31, 2018:

($ million)	At January 1, 2019
Operating lease obligations at December 31, 2018	570
Relief option for short-term leases	(8)
Relief option for leases of low-value assets	(10)
Other	(9)
Gross lease liabilities at January 1, 2019	543
Discounting	(65)
Additional lease liabilities as a result of the initial application of IFRS 16 as of January 1, 2019	478
Finance lease liabilities at December 31, 2018	2
Lease liabilities at January 1, 2019	480
The lease liabilities were discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate was 3.2%.
The following paragraph presents CNH Industrial's accounting policy for leases for which it is a lessee after the adoption of IFRS 16.
Lease accounting policy
A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Group comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For lease agreements, the Group combines lease and non-lease components.
For leases with terms not exceeding twelve months (short-term leases) and for leases of low-value assets, CNH Industrial recognizes the lease payments associated with those leases on a straight-line basis over the lease term as an operating expenses in the income statement.
For all other leases, at the commencement date (i.e., the date the underlying asset is available for use), CNH Industrial recognizes a right-of-use asset, classified within Property, plant and equipment, and a lease liability, classified within Other Debt.
At the commencement date, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. At the same date, the lease liability is measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, CNH Industrial uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

Interim Condensed Consolidated Financial Statements at March 31, 2019 29

After the commencement date, the right-of-use asset is measured at cost less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated on a straight-line basis. If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, CNH Industrial depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. After the commencement date, the lease liability is increased to reflect the accretion of interest, recognized within Financial income/(expenses) in the income statement, and reduced for the lease payments made, and remeasured to reflect any reassessment or lease modifications.

▪
On June 7, 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatments to specify how to reflect uncertainty in accounting for income taxes. The Interpretation is effective from January 1, 2019. The application of this interpretation did not have any effect on the Interim Condensed Consolidated Financial Statements.

▪
On December 12, 2017, the IASB issued the Annual Improvements to IFRSs 2015–2017 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 3 - Business Combinations, clarifying that a company shall remeasure its previously held interest in a joint operation when it obtains control of the business, and on IFRS 11 - Joint Arrangements, a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business, (ii) on IAS 12 - Income Taxes, clarifying that all income tax consequences of dividends (i.e. distribution of profits) should be recognized according to where the entity originally recognized the past transactions or events generating distributable profits, and (iii) on IAS 23 - Borrowing Costs, clarifying that a company shall treat as part of general borrowing any borrowing originally made to develop an asset when the asset is ready for its intended use or sale. These amendments are effective from January 1, 2019. The application of these improvements did not have any effect on the Interim Condensed Consolidated Financial Statements.

▪
On February 7, 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19), requiring an entity after remeasuring its defined benefit obligations as a consequence on a plan amendment, curtailment or settlement, to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective prospectively from January 1, 2019. The application of these amendments did not have any effect on the Interim Condensed Consolidated Financial Statements.

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2018, for a description of other new standards not yet effective and not adopted as of March 31, 2019.
SCOPE OF CONSOLIDATION
There have been no significant changes in the scope of consolidation during the three months ended March 31, 2019.

Interim Condensed Consolidated Financial Statements at March 31, 2019 30

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues
The following table summarizes Net revenues for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
($ million)	2019	2018
Agriculture	2,490	2,579
Construction	640	682
Commercial and Specialty Vehicles	2,411	2,495
Powertrain	1,033	1,186
Eliminations and Other	(571)	(642)
Total Industrial Activities	6,003	6,300
Financial Services	472	502
Eliminations and Other	(41)	(50)
Total Net revenues	6,434	6,752
The following table disaggregates Net revenues by major source for the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
($ million)	2019	2018
Revenues from:
Sales of goods	5,754	6,065
Rendering of services	145	109
Rents and other income on assets sold with a buy-back commitment	104	126
Revenues from sales of goods and services	6,003	6,300
Finance and interest income	268	273
Rents and other income on operating lease	163	179
Total Net Revenues	6,434	6,752
During the three months ended March 31, 2019 and 2018, revenues included $163 million and $154 million, respectively, relating to contract liabilities outstanding at the beginning of each period.
As of March 31, 2019, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.9 billion. CNH Industrial expects to recognize revenue on approximately 40% and 84% of the remaining performance obligations over the next 12 and 36 months, respectively, with the remaining recognized thereafter.

2.	Cost of sales
The following summarizes the main components of Cost of sales:

	Three months ended March 31,
($ million)	2019	2018
Interest cost and other financial charges from Financial Services	122	111
Other costs of sales	5,043	5,426
Total Cost of sales	5,165	5,537

3.	Selling, general and administrative costs
Selling, general and administrative costs amounted to $533 million and $570 million in the three months ended March 31, 2019, and 2018, respectively.

Interim Condensed Consolidated Financial Statements at March 31, 2019 31

4.	Research and development costs
In the three months ended March 31, 2019, research and development costs of $274 million ($262 million in the comparable period of 2018) comprise all the research and development costs not recognized as assets in the period amounting to $161 million ($140 million in the three months ended March 31, 2018), the amortization of capitalized development costs of $111 million ($122 million in the comparable period of 2018) and the impairment of capitalized development costs of $2 million (zero in the comparable period of 2018). During the period, the Group capitalized new development costs of $89 million ($96 million in the three months ended March 31, 2018).

5.	Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses and accruals to the investment provision and dividend income. In the three months ended March 31, 2019, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method is a gain of $4 million (a gain of $21 million in the comparable period of 2018).

6.	Gains/(losses) on the disposal of investments
The balance of this item was immaterial in the three months ended March 31, 2019 and 2018.

7.	Restructuring costs
CNH Industrial incurred restructuring costs of $6 million and $3 million during the three months ended March 31, 2019 and 2018, respectively.

8.	Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. This item amounted to other expenses of $24 million and $39 million in the three months ended March 31, 2019 and 2018, respectively.

9.	Financial income/(expenses)
In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three months ended March 31, 2019 and 2018 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $205 million and $215 million in the three months ended March 31, 2019 and 2018, respectively, and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $122 million and $111 million in the three months ended March 31, 2019 and 2018, respectively.

Interim Condensed Consolidated Financial Statements at March 31, 2019 32

A reconciliation to the condensed consolidated income statement is provided under the following table.

	Three months ended March 31,
($ million)	2019	2018
Financial income:
Interest earned and other financial income	18	21
Interest income from customers and other financial income of Financial Services	205	215
Total financial income	223	236
of which:
Financial income, excluding Financial Services (a)	18	21

Interest and other financial expenses:
Interest cost and other financial expenses	164	191
Write-downs of financial assets at amortized cost	5	20
Interest costs on employee benefits	6	12
Total interest and other financial expenses	175	223
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	(43)	(36)
Exchange rate differences from derivative financial instruments	80	65
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	212	252
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	90	141

Net financial income/(expenses) excluding Financial Services (a) - (b)	(72)	(120)

10.	Income taxes
Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three months ended March 31,
($ million)	2019	2018
Current taxes	(63)	(87)
Deferred taxes	(34)	18
Taxes relating to prior periods	4	11
Total Income tax (expense)	(93)	(58)
The effective tax rates for the three months ended March 31, 2019 and 2018 were 25.5% and 24.0%, respectively.

11.	Earnings per share
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive securities.
Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 21 “Equity”.

Interim Condensed Consolidated Financial Statements at March 31, 2019 33

A reconciliation of basic and diluted earnings per share is as follows:

		Three months ended March 31,
		2019	2018
Basic:
Profit attributable to the owners of the parent	$ million	264	178
Weighted average common shares outstanding – basic	million	1,354	1,363
Basic earnings per common share		$0.19	0.13

Diluted:
Profit attributable to the owners of the parent	$ million	264	178
Weighted average common shares outstanding – basic	million	1,354	1,363
Effect of dilutive securities (when dilutive):
Stock compensation plans (a)	million	3	5
Weighted average common shares outstanding – diluted	million	1,357	1,368
Diluted earnings per common share		$0.19	0.13

(a)
For the three months ended March 31, 2019, no stock options and 5.6 million shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact. For the three months ended March 31, 2018, no stock options or shares were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.

12.	Intangible assets
Changes in the carrying amount of Intangible assets for the three months ended March 31, 2019 were as follows:

($ million)	Carrying amount at December 31, 2018	Additions	Amortization	Foreign exchange effects and other changes	Carrying amount at March 31, 2019
Goodwill	2,464	—	—	2	2,466
Development costs	2,344	89	(111)	(33)	2,289
Other	689	15	(25)	(3)	676
Total Intangible assets	5,497	104	(136)	(34)	5,431
Goodwill is allocated to the segments as follows: Agriculture for $1,694 million, Construction for $578 million, Commercial and Specialty Vehicles for $60 million, Powertrain for $5 million and Financial Services for $129 million.

13.	Property, plant and equipment
Changes in the carrying amount of Property, plant and equipment for the three months ended March 31, 2019 were as follows:

($ million)	Carrying amount at December 31, 2018	Impact of IFRS 16 adoption	Other changes	Carrying amount at January 1, 2019	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2019
Property, plant and equipment acquired	3,670	—	—	3,670	64	(143)	(44)	—	3,547
Property, plant and equipment under finance leases	4	—	(4)	—	—	—	—	—	—
Right-of-use assets	—	480	4	484	18	(37)	(6)	(4)	455
Assets sold with a buy-back commitment	2,289	—	—	2,289	94	(78)	(38)	(153)	2,114
Total Property plant and equipment	5,963	480	—	6,443	176	(258)	(88)	(157)	6,116

Interim Condensed Consolidated Financial Statements at March 31, 2019 34

At March 31, 2019, right-of-use assets refer primarily to lease contracts for industrial buildings ($311 million), plant, machinery and equipment ($44 million), and other assets ($100 million).
Short-term and low-value leases are not recorded in the statement of financial position; the Group recognizes lease expense ($6 million in the three months ended March 31, 2019) for these leases on a straight-line basis over the lease term.

14.	Investments and other financial assets
Investments and other financial assets at March 31, 2019 and December 31, 2018 consisted of the following:

($ million)	At March 31, 2019	At December 31, 2018
Investments	559	558
Non-current financial receivables	35	33
Other securities	1	1
Total Investments and other financial assets	595	592
Changes in Investments were as follows:

($ million)	At December 31, 2018	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At March 31, 2019
Investments	558	4	—	(3)	559
Investments amounted to $559 million at March 31, 2019 ($558 million at December 31, 2018) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $161 million ($165 million at December 31, 2018), Turk Traktor ve Ziraat Makineleri A.S. $48 million ($50 million at December 31, 2018) and CNH Industrial Capital Europe S.a.S. $179 million ($175 million at December 31, 2018).
Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for under the equity method.

15.	Leased assets
Leased assets primarily include equipment and vehicles leased to retail customers by Financial Services under operating lease arrangements. Such leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenues for non-lease components are accounted for separately.
Changes in the carrying amount of Leased assets for the three months ended March 31, 2019 were as follows:

($ million)	Carrying amount at December 31, 2018	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at March 31, 2019
Leased assets	1,774	191	(66)	7	(123)	1,783

Interim Condensed Consolidated Financial Statements at March 31, 2019 35

16.	Inventories
At March 31, 2019 and December 31, 2018, Inventories consisted of the following:

($ million)	At March 31, 2019	At December 31, 2018
Raw materials	1,537	1,292
Work-in-progress	717	573
Finished goods	5,545	4,854
Total Inventories	7,799	6,719
At March 31, 2019, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $508 million ($437 million at December 31, 2018).

17.	Current receivables and Other current assets
A summary of Current receivables and Other current assets as of March 31, 2019 and December 31, 2018 is as follows:

($ million)	At March 31, 2019	At December 31, 2018
Trade receivables	460	395
Receivables from financing activities	19,069	19,175
Current tax receivables	336	356
Other current assets:
Other current receivables	1,264	1,271
Accrued income, prepaid expenses and other	181	119
Total Other current assets	1,445	1,390
Total Current receivables and Other current assets	21,310	21,316

Receivables from financing activities
A summary of Receivables from financing activities as of March 31, 2019 and December 31, 2018 is as follows:

($ million)	At March 31, 2019	At December 31, 2018
Retail:
Retail financing	8,832	9,084
Finance leases	256	272
Total Retail	9,088	9,356

Wholesale:
Dealer financing	9,910	9,751
Total Wholesale	9,910	9,751

Other	71	68
Total Receivables from financing activities	19,069	19,175
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
CNH Industrial manages its receivable portfolios using multiple factors, primarily past dues, historical loss experience, collateral value, outstanding balance and internal behavioral classifications.

Interim Condensed Consolidated Financial Statements at March 31, 2019 36

The aging of Receivables from financing activities as of March 31, 2019 and December 31, 2018 is as follows:

	At March 31, 2019
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,177	26	6	6,209	2	6,211
Europe	119	2	—	121	60	181
South America	1,885	14	5	1,904	16	1,920
Rest of World	772	2	1	775	1	776
Total Retail	8,953	44	12	9,009	79	9,088

Wholesale
North America	3,730	—	—	3,730	2	3,732
Europe	4,628	50	16	4,694	12	4,706
South America	687	6	2	695	56	751
Rest of World	700	10	9	719	2	721
Total Wholesale	9,745	66	27	9,838	72	9,910

	At December 31, 2018
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,296	21	5	6,322	5	6,327
Europe	164	1	—	165	50	215
South America	1,899	11	9	1,919	78	1,997
Rest of World	814	2	1	817	—	817
Total Retail	9,173	35	15	9,223	133	9,356

Wholesale
North America	3,612	—	—	3,612	18	3,630
Europe	4,729	20	8	4,757	—	4,757
South America	656	—	—	656	—	656
Rest of World	697	7	4	708	—	708
Total Wholesale	9,694	27	12	9,733	18	9,751
There is not a disproportionate concentration of credit risk in any geographic area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
Receivables from financing activities are considered to have a significant credit deterioration when they are classified as a problem account, which generally occurs when customers show signs of operational or financial weakness including past dues, which require significant collection effort and monitoring; an account is typically considered in default when they are 90 days past due.

Interim Condensed Consolidated Financial Statements at March 31, 2019 37

CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge‑offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers, and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Interim Condensed Consolidated Financial Statements at March 31, 2019 38

Allowance for credit losses activity for the three months ended March 31, 2019 and 2018 is as follows:

	Three months ended March 31, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	2	—	6	8	1	—	(5)	(4)
Charge-offs, net of recoveries	(6)	—	(5)	(11)	(1)	—	(1)	(2)
Transfers	—	3	(3)	—	(5)	(1)	6	—
Foreign currency translation and other	(1)	—	(4)	(5)	1	—	(3)	(2)
Ending balance	98	7	206	311	28	1	127	156
Receivables:
Ending balance	8,928	44	116	9,088	9,539	192	179	9,910

	Three months ended March 31, 2018
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	122	4	255	381	39	2	161	202
Provision (benefit)	5	2	13	20	(3)	—	2	(1)
Charge-offs, net of recoveries	(6)	—	(8)	(14)	—	—	(1)	(1)
Transfers	(18)	(3)	21	—	(3)	(1)	4	—
Foreign currency translation and other	1	—	4	5	—	1	3	4
Ending balance	104	3	285	392	33	2	169	204
Receivables:
Ending balance	9,315	54	132	9,501	9,751	70	60	9,881

Allowance for credit losses activity for the year ended December 31, 2018 were as follows:

	Year ended Year ended December 31, 2018
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	122	4	255	381	39	2	161	202
Provision (benefit)	14	1	31	46	(4)	—	(2)	(6)
Charge-offs, net of recoveries	(33)	—	(53)	(86)	—	—	(14)	(14)
Transfers	20	(1)	(19)	—	—	—	—	—
Foreign currency translation and other	(20)	—	(2)	(22)	(3)	—	(15)	(18)
Ending balance	103	4	212	319	32	2	130	164
Receivables:
Ending balance	9,151	44	161	9,356	9,443	147	161	9,751

Interim Condensed Consolidated Financial Statements at March 31, 2019 39

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations based on a credit review, the TDR classification is not removed from the receivable.
As of March 31, 2019, CNH Industrial had 264 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value was $9 million and the post-modification value was $8 million. Additionally, the Company had 365 accounts with a balance of $17 million undergoing bankruptcy proceedings where a concession has not yet been determined. As of March 31, 2018, the Company had 279 retail and finance lease contracts classified as TDRs where a court in the North America region has determined the concession. The pre-modification value of these contracts was $9 million and the post-modification value was $8 million. Additionally, the Company had 393 accounts with a balance of $21 million undergoing bankruptcy proceedings in North America where a concession has not yet been determined.  As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended March 31, 2019 and 2018.
As of March 31, 2019 and 2018, CNH Industrial’s wholesale TDR agreements were immaterial.
Transfers of financial assets
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 23 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

Interim Condensed Consolidated Financial Statements at March 31, 2019 40

At March 31, 2019 and December 31, 2018, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At March 31, 2019	At December 31, 2018
Restricted receivables:
Retail financing and finance lease receivables	6,256	6,371
Wholesale receivables	7,084	7,052
Total restricted receivables	13,340	13,423
CNH Industrial has discounted receivables and bills without recourse having due dates beyond March 31, 2019 amounting to $341 million ($498 million at December 31, 2018, with due dates beyond that date), which refer to trade receivables and other receivables for $327 million ($477 million at December 31, 2018) and receivables from financing activities for $14 million ($21 million at December 31, 2018).

18.	Other financial assets and Other financial liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and

▪	changes in timing of the hedged transaction.

Interim Condensed Consolidated Financial Statements at March 31, 2019 41

Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $-48 million for foreign exchange contracts in the three months ended March 31, 2019. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $-54 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.7 billion and $7.2 billion at March 31, 2019 and December 31, 2018, respectively.

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:

▪
the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and

▪	differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $11 million for interest rate derivatives in the three months ended March 31, 2019.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant in all periods presented.
All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2019 and December 31, 2018 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $5.5 billion and $5.4 billion at March 31, 2019 and December 31, 2018, respectively.

Interim Condensed Consolidated Financial Statements at March 31, 2019 42

Financial statement impact of CNH Industrial derivatives
The following tables summarizes the gross impact of changes in the fair value of derivatives had on other comprehensive income and profit or loss during the three months ended March 31, 2019 and 2018:

	Three months ended March 31,
($ million)	2019	2018
Fair value hedges
Interest rate derivatives - Financial income/(expenses)	11	(7)
Gains/(losses) on hedged items - Financial income/(expenses)	(11)	7

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	(62)	28
Interest rate derivatives	(9)	2

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives - Net revenues	(5)	—
Foreign exchange derivatives - Cost of sales	(11)	12
Foreign exchange derivatives - Financial income/(expenses)	(11)	5
Interest rate derivatives - Cost of sales	(1)	(1)

Not designated as hedges
Foreign exchange derivatives - Financial income/(expenses)	(24)	20
The fair values of CNH Industrial’s derivatives as of March 31, 2019 and December 31, 2018 in the condensed consolidated statement of financial position are recorded as follows:

	At March 31, 2019		At December 31, 2018
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	22	(9)	16	(16)
Total Fair value hedges	22	(9)	16	(16)

Cash flow hedges:
Foreign exchange derivatives	37	(84)	52	(41)
Interest rate derivatives	11	(25)	5	(13)
Total Cash flow hedges	48	(109)	57	(54)
Total Derivatives designated as hedging instruments	70	(118)	73	(70)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	38	(10)	24	(38)
Interest rate derivatives	—	—	1	—
Total Derivatives not designated as hedging instruments	38	(10)	25	(38)
Other financial assets/(liabilities)	108	(128)	98	(108)
Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

Interim Condensed Consolidated Financial Statements at March 31, 2019 43

19.	Cash and cash equivalents
Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At March 31, 2019, this item included $786 million ($772 million at December 31, 2018) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing. At March 31, 2019, this item also included $205 million ($736 million at December 31, 2018) of money market securities and other cash equivalents.

20.	Assets held for sale
Assets held for sale at March 31, 2019 and December 31, 2018 primarily included buildings.

21.	Equity
Share capital
As of March 31, 2019, the Company’s Share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,354,298,423 common shares outstanding, net of 10,101,773 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (388,395,387 special voting shares outstanding, net of 8,078,889 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.
For more complete information on the share capital of CNH Industrial N.V., see Note 23 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2018.
Treasury shares
As of March 31, 2019, the Company held 10.1 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $124 million. As of March 31, 2019, the Company held 8.1 million special voting shares in treasury. During the three months ended March 31, 2019, the Company acquired 0.3 million special voting shares following the de-registration of qualifying common shares from the Loyalty Register.
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program currently in place, on April 12, 2019, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 11, 2020). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. Buy-back of shares will be subject to a further resolution of the Board of Directors approving either further purchases under the program currently in place or the launch of a new program. In any event, such programs may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
Capital reserves
At March 31, 2019 capital reserves amounting to $3,249 million ($3,247 million at December 31, 2018) mainly consist of the share premium deriving from the Merger.
Earnings reserves
Earnings reserves, amounting to $6,555 million at March 31, 2019 ($6,272 million at December 31, 2018) primarily consisted of retained earnings and profits attributable to the owners of the parent.
On April 12, 2019, at the AGM, CNH Industrial N.V. shareholders approved a dividend of €0.18 per common share, as recommended on March 1, 2019 by the Board of Directors. The cash dividend was declared in euro and paid on May 2, 2019 for a total amount of $275 million (€244 million).

Interim Condensed Consolidated Financial Statements at March 31, 2019 44

Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

	Three months ended March 31,
($ million)	2019	2018
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	—	—

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(71)	30
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	28	(16)
Gains/(losses) on cash flow hedging instruments	(43)	14

Exchange gains/(losses) on translating foreign operations arising during the period	32	(125)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—
Exchange gains/(losses) on translating foreign operations	32	(125)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(3)	17
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(3)	17
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(14)	(94)
Tax effect (C)	7	(4)
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(7)	(98)
The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended March 31,
	2019			2018
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—		—	—	(1)	(1)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	—	—	—	—	(1)	(1)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(43)	7	(36)	14	(3)	11
Exchange gains/(losses) on translating foreign operations	32	—	32	(125)	—	(125)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(3)	—	(3)	17	—	17
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(14)	7	(7)	(94)	(3)	(97)
Total Other comprehensive income/(loss)	(14)	7	(7)	(94)	(4)	(98)
Share-based compensation
CNH Industrial recognized total share-based compensation expense of $9 million and $4 million for the three months ended March 31, 2019 and 2018, respectively.

Interim Condensed Consolidated Financial Statements at March 31, 2019 45

22.	Provisions
A summary of Provisions at March 31, 2019 and December 31, 2018 is as follows:

($ million)	At March 31, 2019		At December 31, 2018
Employee benefits		1,583		1,763
Other provisions:
Warranty and technical assistance provision	915		925
Restructuring provision	69		74
Investment provision	12		12
Other risks	2,184		2,277
Total Other provisions		3,180		3,288
Total Provisions		4,763		5,051
Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.
Provisions for Other risks include provisions for contractual and commercial risks and disputes.
Employee benefits
The following summarizes the components of net benefit cost of CNH Industrial’s post-employment benefits for the three months ended March 31, 2019 and 2018:

	Pension plans		Healthcare plans		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
($ million)	2019	2018	2019	2018	2019	2018
Service cost:
Current service cost	5	6	1	2	2	2
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	—	—	—
Total Service cost	5	6	1	2	2	2
Net interest expense	3	3	3	8	—	1
Other costs	2	2	—	—	—	1
Net benefit (income)/cost recognized to profit or loss	10	11	4	10	2	4

23.	Debt
An analysis of debt by nature is as follows:

($ million)	At March 31, 2019		At December 31, 2018
Asset-backed financing		10,821		11,269
Other debt:
Bonds	7,971		7,967
Borrowings from banks	4,099		4,135
Payables represented by securities	848		960
Lease liabilities	453		—
Other(1)	177		212
Total Other debt		13,548		13,274
Total Debt		24,369		24,543

(1)	At December 31, 2018 it included $2 million of finance lease liabilities in accordance with IAS 17.

Interim Condensed Consolidated Financial Statements at March 31, 2019 46

Total Debt was $24,369 million at March 31, 2019, a decrease of $174 million compared to December 31, 2018. Excluding the impact of exchange translation differences, Debt increased by $13 million as a result of a new bond issuance and the recognition of additional lease liabilities, as described below, partially offset by repayment of bonds and the net decrease in asset-backed financing, borrowings from banks and other debt.
In March 2019, CNH Industrial Finance Europe S.A. issued €600 million of notes at an annual fixed rate of 1.75% due in 2027 (the “1.75% CIFE Notes”) at an issue price of 98.597 percent of their principal amount. The 1.75% CIFE Notes were issued under the €10 billion Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by CNH Industrial N.V.
Due to the initial application of IFRS 16 as of January 1, 2019, $478 million of additional liabilities from leases were recognized. At December 31, 2018, only finance lease liabilities in accordance with IAS 17 ($2 million) were recognized.
During the three months ended March 31, 2019, $36 million for the principal portion of Lease liabilities and $4 million for interest expenses related to lease liabilities were paid.
The following table sets out a maturity analysis of Lease liabilities at March 31, 2019:

($ million)	At March 31, 2019
Less than one year	138
One to two years	100
Two to three years	68
Three to four years	49
Four to five years	35
More than five years	124
Total undiscounted lease payments	514
Less: Interest	(61)
Total Lease liabilities	453
At March 31, 2019, the weighted average remaining lease term and weighted average discount rate for leases were 6.8 years and 3.2%.

Interim Condensed Consolidated Financial Statements at March 31, 2019 47

The following table shows the summary of the Group’s issued bonds outstanding at March 31, 2019:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	432	2.875%	September 27, 2021	485
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	84
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.375%	May 23, 2022	562
CNH Industrial Finance Europe S.A.(1)	EUR	500	2.875%	May 17, 2023	562
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	730
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	112
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	562
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.75%	March 25, 2027	674
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	56
Total Euro Medium Term Notes					3,827
Other Bonds
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
Total Other bonds					4,100
Hedging effect and amortized cost valuation					44
Total Bonds					7,971

(1)	Bond listed on the Irish Stock Exchange.

(2)	Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 26 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2018.
In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaces the existing five-year €1.75 billion credit facility due to mature in 2021. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.5 billion at March 31, 2019 ($3.1 billion at December 31, 2018). Total committed secured facilities expiring after twelve months amounted to approximately $4.0 billion at March 31, 2019 ($3.9 billion at December 31, 2018) of which $1.2 billion was available at March 31, 2019 ($0.9 billion at December 31, 2018).
Debt secured with mortgages and other liens on assets of the Group amounts to $38 million at March 31, 2019 ($39 million at December 31, 2018).

Interim Condensed Consolidated Financial Statements at March 31, 2019 48

24.    Trade payables
Trade payables of $5,955 million at March 31, 2019 increased by $69 million from the amount at December 31, 2018.

25.	Other current liabilities
At March 31, 2019, Other current liabilities mainly included $1,760 million of amounts payable to customers relating to repurchase price on buy-back agreements ($1,870 million at December 31, 2018), and $1,290 million of contract liabilities ($1,368 million at December 31, 2018), of which $706 million for future rents related to buy-back agreements ($773 million at December 31, 2018). Other current liabilities also included accrued expenses and deferred income of $525 million ($517 million at December 31, 2018).

26.	Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on the Interim Condensed Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: Iveco, the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, CNH Industrial expects to face further claims based on the same legal grounds in various other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $435 million and $471 million at March 31, 2019 and December 31, 2018, respectively.

Interim Condensed Consolidated Financial Statements at March 31, 2019 49

27.    Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:

▪
Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde, Överum, and JF brands in Europe and the Miller brand, primarily in North America and Australia.

▪
Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.

▪
Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, commuter buses and touring coaches under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

▪
Powertrain designs, manufactures and distributes a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation under the FPT Industrial brand.

▪
Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
The CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. Adjusted EBIT under U.S. GAAP is defined as net income/(loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted EBITDA under U.S. GAAP is defined as Adjusted EBIT plus depreciation and amortization (including on assets under operating leases and assets sold under buy-back commitments). With reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP.

Interim Condensed Consolidated Financial Statements at March 31, 2019 50

The following summarizes Adjusted EBIT under U.S. GAAP by reportable segment:

	Three months ended March 31,
($ million)	2019	2018
Agriculture	168	186
Construction	13	—
Commercial and Specialty Vehicles	51	49
Powertrain	96	95
Unallocated items, eliminations and other	(50)	(69)
Total Industrial Activities	278	261
Financial Services	131	143
Eliminations and other	—	—
Total Adjusted EBIT under U.S. GAAP	409	404
The following summarizes Adjusted EBITDA under U.S. GAAP by reportable segment:

	Three months ended March 31,
($ million)	2019	2018
Agriculture	243	265
Construction	27	16
Commercial and Specialty Vehicles	177	206
Powertrain	128	129
Unallocated items, eliminations and other	(50)	(69)
Total Industrial Activities	525	547
Financial Services	197	210
Eliminations and other	—	—
Total Adjusted EBITDA under U.S. GAAP	722	757
A reconciliation from consolidated Adjusted EBITDA under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three months ended March 31, 2019 and 2018 is provided below:

	Three months ended March 31,
($ million)	2019	2018
Adjusted EBITDA under U.S. GAAP	722	757
Less: depreciation and amortization under U.S. GAAP(*)	(313)	(353)
Adjusted EBIT under U.S. GAAP	409	404
Adjustments/reclassifications to convert from Adjusted EBIT under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(72)	(120)
Development costs	(22)	(26)
Restructuring costs under EU-IFRS	(6)	(3)
Other adjustments	55	(13)
Total adjustments/reclassifications	(45)	(162)
Profit/(loss) before taxes under EU-IFRS	364	242

(*)	Including depreciation of assets on operating lease and assets sold with buy-back commitment.

Interim Condensed Consolidated Financial Statements at March 31, 2019 51

Net income of Financial Services prepared under U.S. GAAP for the three months ended March 31, 2019 and 2018 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended March 31,
($ million)	2019	2018
Net income of Financial Services under U.S. GAAP (A)	95	103
Net Income (loss) of Industrial Activities under U.S. GAAP (B)	264	202
Eliminations and other (C)	(95)	(103)
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (D) = (A) + (B) + (C)	264	202
Adjustments to conform with EU-IFRS (E)(*)	7	(18)
Income tax (expense) under EU-IFRS (F)	(93)	(58)
Profit/(loss) before taxes under EU-IFRS (G) = (D) + (E) - (F)	364	242
(*)    Details about this item are provided in Note 31 “EU-IFRS to U.S. GAAP reconciliation”.

Additional reportable segment information under U.S. GAAP
Net Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three months ended March 31, 2019 and 2018, are provided below:

	Three months ended March 31,
($ million)	2019	2018
Agriculture	2,490	2,579
Construction	640	682
Commercial and Specialty Vehicles	2,414	2,495
Powertrain	1,036	1,186
Eliminations and other	(574)	(642)
Net sales of Industrial Activities	6,006	6,300
Financial Services	474	502
Eliminations and other	(23)	(29)
Total Revenues under U.S. GAAP	6,457	6,773
Difference(*)	(23)	(21)
Total Net Revenues under EU-IFRS	6,434	6,752
(*) Different classification of interest income of Industrial Activities
Depreciation and amortization under U.S. GAAP by reportable segment, together with a reconciliation to the corresponding EU-IFRS consolidated item for three months ended March 31, 2019 and 2018, are provided below:

	Three months ended March 31,
($ million)	2019	2018
Agriculture	75	79
Construction	14	16
Commercial and Specialty Vehicles	47	55
Powertrain	32	34
Eliminations and other	—	—
Total Industrial Activities	168	184
Financial Services	1	1
Eliminations and other	—	—
Total Depreciation and Amortization(*) under U.S. GAAP	169	185
Difference(**)	147	122
Total Depreciation and Amortization(*) under EU-IFRS	316	307
(*)    Excluding depreciation of assets on operating lease and assets sold with buy-back commitment.
(**)    Primarily amortization of development costs capitalized under EU-IFRS and depreciation of right-of-use assets under EU-IFRS.

Interim Condensed Consolidated Financial Statements at March 31, 2019 52

28.	Fair value measurement
Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:

▪	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

▪	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

▪	Level 3 — Unobservable inputs for the asset or liability.
This hierarchy requires the use of observable market data when available.
Assets and liabilities measured at fair value on a recurring basis
The following table presents for each of the fair value hierarchy levels the assets and liabilities that are measured at fair value, on a recurring basis, at March 31, 2019 and December 31, 2018:

		At March 31, 2019				At December 31, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(14)	1	—	—	1	1	—	—	1
Other financial assets	(18)	—	108	—	108	—	98	—	98
Money market securities	(21)	107	—	—	107	428	—	—	428
Total Assets		108	108	—	216	429	98	—	527
Other financial liabilities	(18)	—	(128)	—	(128)	—	(108)	—	(108)
Total Liabilities		—	(128)	—	(128)	—	(108)	—	(108)
In the three months ended March 31, 2019 and 2018, there were no transfers between levels in the fair value hierarchy.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Other financial assets and Other financial liabilities”.
Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at March 31, 2019 and December 31, 2018 are as follows:

		At March 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,643	8,643	8,832
Dealer financing	(17)	—	—	9,909	9,909	9,910
Finance leases	(17)	—	—	256	256	256
Other receivables from financing activities	(17)	—	—	71	71	71
Total Receivables from financing activities		—	—	18,879	18,879	19,069
Asset-backed financing	(23)	—	10,742	—	10,742	10,821
Bonds	(23)	5,130	3,110	—	8,240	7,971
Borrowings from banks	(23)	—	4,011	—	4,011	4,099
Payables represented by securities	(23)	—	856	—	856	848
Lease liabilities	(23)	—	—	453	453	453
Other debt	(23)	—	177	—	177	177
Total		5,130	18,896	453	24,479	24,369

Interim Condensed Consolidated Financial Statements at March 31, 2019 53

		At December 31, 2018
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(17)	—	—	8,928	8,928	9,084
Dealer financing	(17)	—	—	9,749	9,749	9,751
Finance leases	(17)	—	—	272	272	272
Other receivables from financing activities	(17)	—	—	68	68	68
Total Receivables from financing activities		—	—	19,017	19,017	19,175
Asset-backed financing	(23)	—	11,150	—	11,150	11,269
Bonds	(23)	5,023	3,040	—	8,063	7,967
Borrowings from banks	(23)	—	4,088	—	4,088	4,135
Payables represented by securities	(23)	—	968	—	968	960
Other debt	(23)	—	212	—	212	212
Total		5,023	19,458	—	24,481	24,543
Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash and cash equivalents, Trade receivables, Other current assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

29.	Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. (the holding company of the EXOR Group following the completion of the cross-border merger of EXOR S.p.A. with and into EXOR N.V. occurred on December 11, 2016) and the companies that EXOR N.V. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.
As of March 31, 2019, based on public information available on the website of the Netherlands Authority for the Financial Markets and in reference to Company's files, EXOR N.V. held 42.1% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2019.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Interim Condensed Consolidated Financial Statements at March 31, 2019 54

Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three months ended March 31, 2019 and 2018.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in the Interim Condensed Consolidated Financial Statements at March 31, 2019 as follows:

	Three months ended March 31,
($ million)	2019	2018
Net revenues	160	199
Cost of sales	113	136
Selling, general and administrative costs	33	38

($ million)	At March 31, 2019	At December 31, 2018
Trade receivables	9	10
Trade payables	110	118
Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in the Interim Condensed Consolidated Financial Statements at March 31, 2019 as follows:

	Three months ended March 31,
($ million)	2019	2018
Net revenues	212	283
Cost of sales	104	92

($ million)	At March 31, 2019	At December 31, 2018
Trade receivables	136	83
Trade payables	78	68
At March 31, 2019 and December 31, 2018, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $140 million and $160 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Interim Condensed Consolidated Financial Statements at March 31, 2019 55

Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the three months ended March 31, 2019, revenues from associates totaled $39 million ($36 million in the comparable period of 2018) and cost of sales from associates totaled $2 million ($3 million in the comparable period of 2018). At March 31, 2019, receivables from associates amounted to $15 million ($17 million at December 31, 2018). Trade payables to associates amounted to $27 million at March 31, 2019 ($34 million at December 31, 2018). At March 31, 2019, CNH Industrial had provided guarantees on commitments of its associates for an amount of $261 million related to CNH Industrial Capital Europe S.a.S. ($261 million at December 31, 2018).
Transactions with unconsolidated subsidiaries
In the three months ended March 31, 2019 and 2018, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities and the notional compensation cost arising from stock grants awarded to certain Executive Directors and Officers, amounted to an expense of approximately $3 million in the three months ended March 31, 2019. In the three months ended March 31, 2018 these same fees amounted to an income of approximately $10 million, inclusive of a $12 million income related to the reversal for forfeitures of certain previously granted stock grant awards.
The aggregate expense incurred in the three months ended March 31, 2019 and 2018 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $6 million and $11 million, respectively. These amounts included the notional compensation cost for share-based payments.

30.	Translation of financial statements denominated in a currency other than the U.S. dollar
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three months ended March 31, 2019		At December 31, 2018	Three months ended March 31, 2018
	Average	At March 31		Average	At March 31
Euro	0.880	0.890	0.873	0.814	0.812
Pound sterling	0.768	0.764	0.781	0.719	0.710
Swiss franc	0.997	0.995	0.984	0.948	0.956
Polish zloty	3.787	3.828	3.757	3.400	3.417
Brazilian real	3.766	3.904	3.881	3.245	3.323
Canadian dollar	1.330	1.335	1.363	1.264	1.290
Argentine peso(1)	43.100	43.100	37.619	19.693	20.110
Turkish lira	5.380	5.647	5.292	3.815	3.975

(1)
From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.

Interim Condensed Consolidated Financial Statements at March 31, 2019 56

31.	EU-IFRS to US GAAP reconciliation
The Interim Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with U.S. GAAP for SEC reporting purposes, and in accordance with EU-IFRS for European listing purposes and for Dutch law requirements.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

		Three months ended March 31,
($ million)	Note	2019	2018
Profit/(loss) in accordance with EU-IFRS		271	184
Adjustments to conform with U.S. GAAP:
Development costs	(a)	22	26
Other adjustments	(b)	(32)	(3)
Tax impact on adjustments and other income tax differences	(c)	3	(5)
Total adjustments		(7)	18
Net income (loss) in accordance with U.S. GAAP		264	202
Reconciliation of Total Equity

($ million)	Note	At March 31, 2019	At December 31, 2018
Total Equity in accordance with EU-IFRS		7,760	7,472
Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,289)	(2,344)
Other adjustments	(b)	27	65
Tax impact on adjustments and other income tax differences	(c)	(107)	(125)
Total adjustments		(2,369)	(2,404)
Total Equity in accordance with U.S. GAAP		5,391	5,068

Description of reconciling items
Reconciling items presented in the tables above are described as follows:

(a)	Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.

Interim Condensed Consolidated Financial Statements at March 31, 2019 57

(b)	Other adjustments
It mainly includes the following items:

▪
Goodwill and other intangible assets: Goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.

▪
Defined benefit plans: The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

▪
Restructuring provisions: The main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(c)	Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting of deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2018. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pretax book losses higher than those recorded for EU-IFRS purposes.

32.	Subsequent events
CNH Industrial has evaluated subsequent events through May 9, 2019, which is the date the condensed consolidated financial statements were authorized for issuance, and identified the following:

▪
At the Annual General Meeting of shareholders held on April 12, 2019, the Company’s shareholders approved a dividend of €0.18 per common share, equivalent to a total distribution of €244 million ($275 million) and the payment occurred on May 2, 2019. The shareholders also replaced the authorization for the Board of Directors to repurchase up to a maximum of 10% of the Company’s common shares issued as of the date of the AGM.

Interim Condensed Consolidated Financial Statements at March 31, 2019 58